  EXHIBIT 99.1

Northern Dynasty Reports Annual General Meeting Results and Army Corps Extension of Deadline to Comment on Plans to July 28, 2023

June 30, 2023, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) announces the voting results from its 2023 Annual General Meeting held on June 30, 2023 in Vancouver, British Columbia (the “Meeting”).

At the Meeting, a total of 206,154,294 common shares were voted, representing 39% of the votes attached to all outstanding common shares as of the record date. All eight nominees were elected to the Company’s Board of Directors.  The voting results were as follows:

Director	% of Votes For	% of Votes Withheld
Christian Milau	95.40	4.60
Desmond M. Balakrishnan	57.54	42.46
Isabel Satra	94.68	5.32
Kenneth W. Pickering	95.40	4.60
Robert A. Dickinson	95.67	4.33
Ronald W. Thiessen	95.73	4.27
Siri C. Genik	94.44	5.56
Wayne Kirk	94.19	5.81

Shareholders also re-appointed Deloitte LLP, Chartered Professional Accountants as the Company’s auditor for the ensuing year.

Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

The Company also reports that its 100%-owned U.S.-based subsidiary Pebble Limited Partnership has been informed that the Alaska District of the U.S. Army Corps of Engineers (“USACE”) requested a third extension of the deadline to communicate the plan on how the District plans to move forward with its reconsideration of the administrative record after remand. The USACE Division Engineer approved the request for extension and the new deadline is July 28, 2023.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedar.com and the US at www.sec.gov.

Trevor Thomas

Secretary